Manor Park Securities LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net income	$	1,174,999
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in accounts receivable		(65,312)
Increase in prepaid expenses and other current assets		(18,840)
Decrease in accounts payable and accrued expenses		75,194
Net cash provided by operating activities		1,166,041
FINANCING ACTIVITIES:		
Distributions to member		(965,000)
NET INCREASE IN CASH		201,041
CASH AT BEGINNING OF YEAR		28,335
CASH AT END OF YEAR	$	229,376

The accompanying notes are an integral part of these financial statements.